UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

In the Matter of SCANA Corporation           CERTIFICATE PURSUANT TO RULE
(File No. 70-9533)                            24 UNDER THE PUBLIC UTILITY
                                              HOLDING COMPANY ACT OF 1935


This Certificate of Notification is filed by SCANA, a South Carolina corporation, pursuant to Rule 24 (17 C.F.R. S250.24). Such filing is made in connection with SCANA's Form U-1 Application, as amended (the Application), and authorized by the orders (the Orders) of the Securities and Exchange Commission (the Commission) dated February 14, 2000, January 31, 2001 and December 19, 2001, in the above-referenced file. The Orders directed that SCANA file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each calendar quarter. This certificate reports transactions from the period July 1, 2002 through September 30, 2002. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application.

1. SCANA Common Stock sold during the quarter:

         None

2. SCANA Common Stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans:

          No options to purchase SCANA common stock were exercised pursuant to the SCANA Corporation Long-Term Equity Compensation Plan. Options to purchase 22,453 shares of SCANA Common Stock were granted pursuant to the SCANA Corporation Long-Term Equity Compensation Plan. 173,773 shares of SCANA common stock were purchased in the open market and subsequently issued pursuant to the SCANA Investor Plus Plan, and 314,889 shares of SCANA common stock were purchased in the open market and subsequently issued pursuant to employee benefit plans.

3. SCANA Common Stock transferred to a seller of securities of a company being acquired:

          None

4. SCANA guarantees issued during the quarter:

          SCANA increased the guarantee amount on a previous guarantee issued to Duke Energy Trading and Marketing, L. L. C. for SCANA Energy Marketing, Inc. (SEMI) from $10.0 to $11.5 million. This guarantee is valid until the earlier of June 30, 2004 or termination by SCANA. With respect to transactions originating prior to the date of termination, the guarantee remains in effect until the underlying obligations are satisfied.

          The guarantees below remain in effect until the earlier of contract fulfillment or termination by SCANA. With respect to transactions originating prior to the date of termination, the guarantee remains in effect until all underlying obligations are satisfied.

          SCANA issued a guarantee to Unocal Energy Trading, Inc. for SEMI in the amount of $4.0 million.

          SCANA issued a guarantee to TotalFinaElf Gas & Power North America, Inc. for SEMI in the amount of $3.0 million.

          SCANA increased the guarantee amount on a previous guarantee issued to Sequent Energy Management, L. P. for SEMI from $5.0 million to $20.0 million.

          SCANA amended its guarantee to Southern Natural Gas Company and/or Southern Georgia Natural Gas Company for SEMI to now include SCANA Energy Regulated Division. The guarantee amount of $10.0 million remained unchanged.

          During the second quarter of 2001 SCANA issued a guarantee to El Paso Merchant Energy, L.P. for SEMI in the amount of $50.0 million which was inadvertently omitted from the Rule 24 Certificate filed for that quarter.

          SCANA issued a guarantee to TotalFinaElf Gas & Power North America for South Carolina Pipeline Corporation (SCPC) in the amount of $4.0 million

          SCANA issued a guarantee to Unocal Energy Trading, Inc. for SCPC in the amount of $1.0 million.

          SCANA issued a guarantee to Sequent Energy Management, L. P. for SCPC in the amount of $10.0 million.

          In aggregate, the exposure in regards to guarantees issued and outstanding by SCANA does not exceed $305 million as authorized in the Holding Company Act Release 35-27137 (February 14, 2000).

5. SCANA debt, Utility Subsidiary short-term debt and Public Service Company of North Carolina, Incorporated long-term debt issued during the quarter:

A.       SCANA debt issuances:

              $100 million principal amount of Medium Term Notes purchased by Credit Suisse First Boston Corporation and BNY Capital Markets, Inc. The interest rate of 2.625% is reset quarterly.

              There was no short-term indebtedness of SCANA outstanding at any time during the period.

B. Utility Subsidiary short-term debt issuances:

              South Carolina Electric & Gas Company:

              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $1.0 million to $31.6 million, at interest rates ranging from 1.78% to 1.86%.

              The maximum amount of short-term indebtedness of South Carolina Electric & Gas Company outstanding at any one time during the period was $211.8 million.

               Public Service Company of North Carolina, Incorporated:

               On July 26, 2002, the $125 million PSNC 364-Day Revolving Credit Facility dated July 27, 2001 agented by First Union National Bank (now Wachovia) expired. A new $125 million 364-Day Revolving Credit Facility dated July 26, 2002 with a termination date of July 25, 2003 was entered into also agented by Wachovia Bank. The revolving credit facility serves as backup liquidity for the PSNC $125 million commercial paper program and general corporate purposes.

               There was no short-term indebtedness of Public Service Company of North Carolina, Incorporated outstanding at any time during the period.

               South Carolina Generating Company, Inc.:

               There was no short-term indebtedness of South Carolina Generating Company, Inc. outstanding at any time during the period.

C. Public Service Company of North Carolina, Incorporated long-term debt issuances:

              None

6. Utility Subsidiary financings consummated during the quarter that are not exempt under Rule 52:

         See items 5B and 5C above.

7. Forms U-6B-2 filed with the Commission during the quarter:

         SCANA Corporation Form U-6B-2 filed August 23, 2002

8. Consolidated and separate balance sheets as of the end of the quarter for each company that engaged in jurisdictional financing transactions during the quarter.

         SCANA Consolidated Balance Sheet (Incorporated by reference to the filing of SCANA Corporation on Form 10-Q for the period ended September 30, 2002).

         South Carolina Electric & Gas Company Balance Sheet (Incorporated by reference to the filing of South Carolina Electric & Gas Company on Form 10-Q for the period ended September 30, 2002).

         Public Service Company of North Carolina, Incorporated Balance Sheet (Incorporated by reference to the filing of Public Service Company of North Carolina, Incorporated on Form 10-Q for the period ended September 30, 2002).

         South Carolina Generating Company, Inc. Balance Sheet (Not applicable).

9. Registration Statements filed with the Commission pursuant to the Securities Act of 1933 during the quarter.

         SCANA Corporation Form S-8 filed August 2, 2002. SCANA Corporation Form S-3 filed August 2, 2002. SCANA Corporation Form S-3/A filed September 13, 2002. SCANA Corporation Form S-3/A filed September 30, 2002.

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                                            SCANA Corporation
                                                   Registrant





                                    by:     s/James E. Swan, IV
                                            --------------------------------
                                            James E. Swan, IV
                                                  (Name)
                                            Controller
                                                  (Title)


Dated:  November 21, 2002